Via Facsimile and U.S. Mail
Mail Stop 4720

December 4, 2009

J. Gentry Barden
Senior Vice President, General Counsel and Secretary
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, Tennessee 37067

Re: HealthSpring, Inc.
Definitive Proxy Statement filed April 9, 2009
File No. 001-32739

Dear Mr. Barden:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed April 9, 2009

Executive and Director Compensation, page 14

Compensation Discussion and Analysis, page 14

1. You disclose under "2008 Named Executive Officer Compensation" that the bonus targets established for Messrs. Huebner and Morris were 50% based on 2008 EPS and 50% based on the Texas and Tennessee plans' performance compared to budgeted EBITDA. Although you disclosed the 2008 EPS target and

EPS achievement level, we were unable to locate your disclosure of the Texas and Tennessee plans' budgeted EBITDA target and achievement level. Please provide us draft disclosure for your 2010 proxy statement which provides each goal and target established and communicated to your named executive officers other than your CEO and President. It appears from your disclosure on page 19 that you intended to establish and communicate 2009 goals regarding company-wide performance, specific plan performance and individual performance for your named executive officers other than your CEO and President. Please also confirm that your 2010 proxy statement will also discuss the achievement of the goals and how the level of achievement will affect the actual bonuses to be paid. To the extent that the goals are quantified, the discussion should also be quantified.

2. Please file a copy of your 2009 performance cash bonus plan.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director